UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

AB PRIVATE CREDIT INVESTORS CORPORATION

(Name of Subject Fund (Issuer))

AB PRIVATE CREDIT INVESTORS CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Brent Humphries

Chairman and Chief Executive Officer

AB Private Credit Investors Corporation

1345 Avenue of the Americas

New York, New York 10105

Tel: (212) 969-1000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Kenneth E. Young, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$12,729,236.40	$1,542.78

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 1,267,852.231 shares of common stock, par value $0.01 per share, of AB Private Credit Investors Corporation, at the offer price of $10.04 per share.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,542.78

Form or Registration No.: Schedule TO

Filing Party: AB Private Credit Investors Corporation

Date Filed: November 27, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 27, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the offer by AB Private Credit Investors Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Fund Act of 1940, as amended (“AB PCIC” or the “Fund”), to purchase for cash up to 1,267,852.231 shares of the Fund’s shares of common stock, par value $0.01 per share (the “Shares”) or 25% of each stockholder’s outstanding Shares as of November 27, 2018, at a price per Share equal to $10.04, which price was our net asset value per Share as of September 30, 2018, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 27, 2018 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Notice of Intent to Tender (the “Notice of Intent,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information contained in the Offer to Purchase and the Notice of Intent, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEMS 1 AND 4.

Items 1 and 4 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as follows:

“The Expiration Date of the Offer is extended to 5:00 p.m., New York City time on December 27, 2018, due to the national day of mourning for President George H.W. Bush. To ensure timely receipt, the Fund encourages investors to follow the procedures described in the Offer to Purchase, the Notice of Intent and the other documents related to the Offer as soon as possible and confirm receipt with their advisor, or, if you do not have a Bernstein financial advisor, AllianceBernstein Investor Services, Inc., at the address shown on the Notice of Intent.

As of 5:00 p.m., New York City time, on December 6, 2018, 2,552.463 Shares, representing approximately 0.0503% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

(a)(5)(F)	Form of Email, dated December 7, 2018.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on December 26, 2018” in the Offer to Purchase (Exhibit (a)(1)(A)), Notice of Intent to Tender (Exhibit (a)(1)(B)) and Notice of Withdrawal of Tender for Investors (Exhibit (a)(1)(C)) are hereby amended and replaced with “5:00 p.m., New York City time, on December 27, 2018.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2018

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 27, 2018.*

(a)(1)(B)	Notice of Intent to Tender.*

(a)(1)(C)	Notice of Withdrawal of Tender for Investors.*

(a)(5)(D)	Form of Email and Investor Letter, dated November 27, 2018.*

(a)(5)(E)	Form of Notice to be Published in Barron’s.*

(a)(5)(F)	Form of Email, dated December 7, 2018.

(b)(1)

Revolving Credit Agreement, dated as of November 15, 2017, among the Fund, as borrower, the lenders from time to time party thereto and HSBC Bank USA, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 20, 2017), as amended by that certain First Amendment and Waiver to Revolving Credit Agreement, dated as of November 14, 2018, by and among the Fund, HSBC Bank USA, National Association as administrative agent and a lender, and each of the Banks a party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on November 20, 2018).

*	Previously filed.